Exhibit 21.1

List of Subsidiaries

Name of Subsidiary	State of Incorporation

Victory Electronic Cigarettes, Inc.	Nevada
Vapestick Holdings Limited	United Kingdom
VCIG LLC	Delaware
FIN Branding Group, LLC	Illinois